Exhibit  99.2

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS THIRD QUARTER RESULTS

WELLESLEY HILLS, MA, NOVEMBER 5, 2008 - American Biltrite Inc. (AMEX:ABL) reported its results for the third quarter of 2008 today.  Net sales for the three months ended September 30, 2008 were $97.4 million, down 9.4% from $107.4 million in the third quarter of 2007.  Net loss for the three months ended September 30, 2008 was $10.4 million or $3.01 per share (basic and diluted) compared with net income of $675 thousand or $0.20 per share (basic and diluted) in the third quarter of 2007.  Included in the net loss for the three and nine months ended September 30, 2008 is an $11.5 million charge at Congoleum for asbestos related reorganization costs.  For the nine months ended September 30, 2008, American Biltrite’s net sales were $294.3 million compared with net sales of $323.0 million for the same period in 2007.  American Biltrite’s net loss for the nine months ended September 30, 2008 was $9.5 million, or $2.75 per share (basic and diluted), compared with net income of $1.1 million, or $0.31 per share (basic and diluted), for the same period last year.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  American Biltrite anticipates its ownership interest in Congoleum will be eliminated upon the conclusion of such proceedings.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended September 30, 2008 were $51.3 million, down 4.7% from $53.8 million for the three months ended September 30, 2007, and its net loss for the three months ended September 30, 2008 was $258 thousand compared to a net loss of $504 thousand for the three months ended September 30, 2007.  For the nine months ended September 30, 2008, excluding the results of Congoleum, American Biltrite’s net loss was $1.2 million on net sales of $153.4 million compared with a net loss of $603 thousand on sales of $162.5 million for the nine months ended September 30, 2007.  Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “Business conditions were extremely difficult in the third quarter, with raw material and energy costs continuing to escalate despite weak demand in housing and other key end markets we serve.  Operating results at Congoleum and Tape suffered accordingly.  The general retail climate was also poor, as reflected in K&M’s lower sales in the third quarter versus year earlier levels.  Fortunately, K&M’s cost reduction efforts enabled it to be profitable in the third quarter even with the lower revenues.  Despite the challenging environment, the Canadian division increased sales and income versus the third quarter of 2007 on improved sales of industrial products.”

“While we do not anticipate that market conditions will improve any time soon, raw material prices have recently declined, which may provide some relief from the elevated costs we faced in the first nine months of 2008.  Our plans also call for additional expense reductions and other steps as may be needed in response to economic conditions.  At the same time, we are working to position ourselves to take advantage of competitive opportunities which may arise from these conditions.”

Warning regarding forward-looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events.  American Biltrite undertakes no obligation to update any of these forward-looking statements.  Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release may imply that the current economic conditions are a cause of American Biltrite's operating results and that American Biltrite's results will improve when economic conditions and consumer sentiment improves.  However, American Biltrite's results may be driven by other factors beyond economic conditions and consumer sentiment and its results may not improve when economic conditions and consumer sentiment improve.  Moreover, economic conditions may not soon improve, could deteriorate further and could continue for a prolonged period.  In addition, the news release indicates that American Biltrite has taken steps to try to mitigate the effect of lower sales and higher costs.  Those steps may not be sufficient to offset American Biltrite's lower sales and higher costs, and American Biltrite may not be able to sustain the actions it has taken and it may need to take further steps to address the lower sales and higher costs.  Any actions taken to address American Biltrite's lower sales and higher costs may not be successful or sufficient.  The news release also indicates that American Biltrite is working to position itself to take advantage of opportunities which may rise from the current economic conditions.  There can be no assurances that any such opportunities will arise and that, if they did arise, that American Biltrite would be able to take advantage of such opportunities. Some additional factors that could cause actual results to differ from expectations include:  (i) American Biltrite's and Congoleum's ability to comply with the covenants imposed on them under their respective credit facilities and the availability of borrowings under those facilities and their ability to generate sufficient operating cash flows to fund their respective businesses and operations, (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite's or its subsidiaries' products or in the national economy in general, (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite's or its subsidiaries' facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite's or its subsidiaries' products; (ix) any discontinuation of American Biltrite's intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect and as would have been revised as contemplated by a recent proposed plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which is referred to further below; and (x) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities.  On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago.  Congoleum's Chapter 11 case is pending.  Some factors which may cause American Biltrite and Congoleum to not realize their plan for resolving asbestos liabilities include:  (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which certain insurers have objected to in bankruptcy court and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite's and Congoleum's outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under Congoleum's plan of reorganization; (vi) the response from time-to-time of American Biltrite's and Congoleum's lenders, customers, suppliers, holders of Congoleum's Senior Notes and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan and the court overruling any objections to that reorganization plan that may be filed; (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) compliance with the United States Bankruptcy Code, including section 524(g); and (xi) the impact any adopted federal legislation addressing asbestos personal injury claims may have on American Biltrite's or Congoleum's businesses, results of operations or financial conditions.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite will be affected by Congoleum's negotiations regarding, and its pursuit of, a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition. Actual results could differ significantly as a result of these and other factors discussed in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 and its subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2008 AND 2007
 ($000, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Net sales	$97,351	$107,403	$294,347	$322,992

Cost of products sold	75,330	79,240	225,600	239,493
Selling, general & administrative expenses	21,269	23,625	67,234	71,854
Asbestos-related reorganization charge	11,491	-	11,491	-

(Loss) income from operations	(10,739)	4,538	(9,978)	11,645

Interest and other expense, net	(1,241)	(3,572)	(1,110)	(10,323)
(Benefit from) provision for income taxes	(1,631)	212	(549)	153
Noncontrolling interest	(17)	(79)	50	(104)

(Loss) income from continuing operations	(10,366)	675	(10,489)	1,065
Discontinued operation	-	-	1,025	-

Net (loss) income	$(10,366)	$675	$(9,464)	$1,065

Basic earnings per share:
(Loss) income per common share from continuing operations	$(3.01)	$0.20	$(3.05)	$0.31
Discontinued operation	-	-	.30	-

Net (loss) income per share	$(3.01)	$0.20	$(2.75)	$0.31

Diluted earnings per share:
(Loss) income per common share from continuing operations	$(3.01)	$0.20	$(3.05)	$0.31
Discontinued operation	-	-	.30	-

Net (loss) income per share	$(3.01)	$0.20	$(2.75)	$0.31

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551	3,441,551	3,441,551
Diluted	3,441,551	3,441,796	3,441,551	3,442,149

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2008 AND 2007
BY SEGMENT
($000)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Revenues from external customers

Flooring products	$46,085	$53,588	$140,948	$160,444
Tape products	21,835	23,901	70,320	73,823
Jewelry	14,587	16,025	39,043	46,758
Canadian division	14,844	13,889	44,036	41,967

Total revenues from external customers	$97,351	$107,403	$294,347	$322,992

Segment (loss) profit before taxes

Flooring products	$(11,310)	$1,220	$(8,337)	$1,711
Tape products	(1,875)	(304)	(2,106)	(967)
Jewelry	320	487	(1,636)	1,023
Canadian division	380	(564)	936	(182)
Corporate income (expense)	505	127	55	(263)

Total (loss) profit	$(11,980)	$966	$(11,088)	$1,322